UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Av. Presidente Riesco 5711, Piso 20

Las Condes,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Santiago, December 23, 2008

Gentlemen

Guillermo Larraín Ríos

Superintendent of Securities and Insurance

Present

Re: Material Fact

To whom it may concern:

In compliance with current regulations, and specifically Circular No. 660 of the Superintendence of Securities and Insurance, I hereby inform you that at the Ordinary Meeting held on December 23, 2008, the Board of Directors of Lan Airlines S.A. agreed to the distribution of an interim dividend of US$0.30993 per share to be charged to the profits for the 2008 fiscal year, which shall be paid beginning on January 15, 2009, to all registered shareholders on the fifth business day before the aforementioned date.

Sincerely,

/s/ Alejandro de la Fuente Goic
Alejandro de la Fuente Goic

Vicepresident of Finance

LAN AIRLINES S.A.

cc:	Bolsa de Comercio de Santiago
Bolsa de Comercio de Valparaíso
Bolsa Electrónica de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2008

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer